Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Corus Entertainment announces fiscal 2010 first quarter results

     -   Consolidated segment profit increases 2% in the first quarter

     -   Consolidated revenues increase 3% in the first quarter

     -   Earnings per share increase 80% in the first quarter

     -   Movie Central subscribers up 6% versus year ago

     -   Kids ad revenues and Ontario Radio ad revenues show signs of recovery

     TORONTO, Jan. 13 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B; NYSE: CJR)
announced its first quarter financial results today.

     "We are pleased with our continued strong results in the first quarter, particularly the advertising sales momentum we experienced in the month of
November," said John Cassaday, President and CEO, Corus Entertainment. "We
expect this ad sales recovery will continue for the balance of the fiscal year. We are also excited by the continued growth of our pay television business and the opportunity to launch two new networks, Sundance Channel and
W Movies, later this fiscal year."

     <<
     Financial Highlights
     --------------------

     (unaudited)
     (in thousands of Canadian dollars except per
     share amounts)                                     Three months ended
                                                            November 30,
                                                   ---------------------------
                                                        2009          2008
                                                   ---------------------------
     Revenues
       Radio                                             71,074        75,528
       Television                                       151,255       141,257
                                                   ---------------------------
                                                        222,329       216,785
                                                   ---------------------------
                                                   ---------------------------

     Segment profit
       Radio                                             21,821        22,011
       Television                                        67,068        64,270
       Corporate                                         (5,664)       (4,939)
                                                   ---------------------------
                                                         83,225        81,342
                                                   ---------------------------
                                                   ---------------------------

     Net income                                          73,908        40,633
                                                   ---------------------------
                                                   ---------------------------
     Earnings per share
       Basic                                              $0.92         $0.51
       Diluted                                            $0.91         $0.50

     Consolidated Results
     --------------------
     >>

     Consolidated revenues for the three months ended November 30, 2009 were
$222.3 million, up 3% from $216.8 million last year. Consolidated segment profit was $83.2 million, up 2% from $81.3 million last year. Net income for the quarter was $73.9 million ($0.92 basic and $0.91 diluted), compared to net income of $40.6 million ($0.51 basic and $0.50 diluted) last year. Net income for the quarter includes a $16.2 million reversal of a disputed regulatory fee accrual and a $14.2 million recovery due to income tax rate changes.

     <<
     Operational Results
     -------------------

     Radio

     -   Revenues decreased by 6% in the first quarter.

     -   Segment profit decreased by less than 1% in the first quarter.

     -   Revenues increased modestly in Ontario, decreased slightly in Quebec and decreased 16% in the West.

     Television

     -   Revenues increased by 7% in the first quarter.

     -   Segment profit increased by 4% in the first quarter.

     -   Advertising revenues decreased by 1% in the first quarter.

     -   Specialty advertising revenues flat in the first quarter.

     -   Subscriber revenues increased by 8% in the first quarter.

     -   Movie Central finished the quarter with 958,000 subscribers, up 6%
         from last year.

     Corus Entertainment Inc. reports in Canadian dollars.

     About Corus Entertainment Inc.
     ------------------------------
     >>

     Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising services, television broadcasting, children's book publishing and children's animation. The company's multimedia entertainment brands include YTV, Treehouse, W Network,
CosmoTV, VIVA, Movie Central, HBO Canada, Nelvana, Kids Can Press and radio stations including CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York
(CJR) exchanges. Experience Corus on the web at www.corusent.com.

     The unaudited consolidated financial statements and accompanying notes for the three months ended November 30, 2009 and Management's Discussion and
Analysis are available on the Company's website at www.corusent.com in the
Investor Relations section.

     A conference call with Corus senior management is scheduled for January
13, 2010 at 9 a.m. ET. While this call is directed at analysts and investors, members of the media are welcome to listen in. The dial-in number for the conference call for North America is 1-800-909-5034 and for
local/international callers is 416-981-9007. PowerPoint slides for the call will be posted at 8:45 a.m. ET on January 13, 2010 and can be found on the
Corus Entertainment website at www.corusent.com in the Investor Relations section. The Company will also hold its Annual General Meeting on January 13,
2010 at 4 p.m. ET. The Annual General Meeting will be webcast live on the
Company's website www.corusent.com.

     This press release contains forward-looking information and should be read subject to the following cautionary language:

     To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements and may be forward-looking information within the meaning of applicable securities laws
(collectively, "forward-looking statements"). These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook, including advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees, and can generally be identified by the use of the words such as "believe",
"anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including without limitation factors and assumptions regarding advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities
(or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business; and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form. Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to
Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

     <<
                           CORUS ENTERTAINMENT INC.
                          CONSOLIDATED BALANCE SHEETS

                                                       As at         As at
     (unaudited)                                    November 30,   August 31,
     (in thousands of Canadian dollars)                 2009          2009
     -------------------------------------------------------------------------
     ASSETS
     Current
     Cash and cash equivalents                           23,970        10,922
     Accounts receivable                                181,977       146,784
     Income taxes recoverable                                 -         7,267
     Prepaid expenses and other                          12,123        14,377
     Program and film rights                            140,403       146,195
     Future tax asset                                     3,686         1,788
     -------------------------------------------------------------------------
     Total current assets                               362,159       327,333
     -------------------------------------------------------------------------

     Tax credits receivable                              29,106        26,698
     Investments and other assets                        27,801        23,693
     Property, plant and equipment                       77,928        76,450
     Program and film rights                            108,331        92,579
     Film investments                                   102,030        92,180
     Broadcast licenses                                 587,138       561,741
     Goodwill                                           692,632       674,029
     -------------------------------------------------------------------------
                                                      1,987,125     1,874,703
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     LIABILITIES AND SHAREHOLDERS' EQUITY
     Current
     Accounts payable and accrued liabilities           170,408       171,055
     Income taxes payable                                12,676             -
     -------------------------------------------------------------------------
     Total current liabilities                          183,084       171,055
     -------------------------------------------------------------------------

     Long-term debt                                     691,925       651,767
     Other long-term liabilities                         87,030        73,360
     Future tax liability                                89,984       102,842
     -------------------------------------------------------------------------
     Total liabilities                                1,052,023       999,024
     -------------------------------------------------------------------------

     Non-controlling interest                            19,064        21,401
     -------------------------------------------------------------------------

     SHAREHOLDERS' EQUITY
     Share capital                                      842,340       840,602
     Contributed surplus                                 14,394        17,303
     Retained earnings                                   82,271        20,380
     Accumulated other comprehensive loss               (22,967)      (24,007)
     -------------------------------------------------------------------------
     Total shareholders' equity                         916,038       854,278
     -------------------------------------------------------------------------
                                                      1,987,125     1,874,703
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                           CORUS ENTERTAINMENT INC.
                       CONSOLIDATED STATEMENTS OF INCOME

                                                        Three months ended
     (unaudited)                                            November 30,
     (in thousands of Canadian dollars except per  ---------------------------
     share amounts)                                     2009          2008
     -------------------------------------------------------------------------
     Revenues                                           222,329       216,785
     Direct cost of sales, general and administrative
      expenses                                          139,104       135,443
     Depreciation                                         4,516         4,992
     Interest expense                                     8,148        10,402
     Disputed regulatory fees                           (16,194)        1,690
     Other expense (income), net                         (1,784)        1,400
     -------------------------------------------------------------------------
     Income before income taxes and non-controlling
      interest                                           88,539        62,858
     Income tax expense                                  13,453        20,875
     Non-controlling interest                             1,178         1,350
     -------------------------------------------------------------------------
     Net income for the period                           73,908        40,633
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Earnings per share
       Basic                                              $0.92         $0.51
       Diluted                                            $0.91         $0.50
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                        Three months ended
                                                            November 30,
     (unaudited)                                   ---------------------------
     (in thousands of Canadian dollars)                 2009          2008
     -------------------------------------------------------------------------
     Net income for the period                           73,908        40,633
     Other comprehensive income (loss), net of tax
       Unrealized foreign currency translation
        adjustment                                         (445)        1,825
       Unrealized change in fair value of
        available-for-sale investments, net of tax           39          (925)
       Unrealized change in fair value of cash flow
        hedges, net of tax                                1,446        (7,331)
     -------------------------------------------------------------------------
                                                          1,040        (6,431)
     -------------------------------------------------------------------------
     Comprehensive income for the period                 74,948        34,202
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                           CORUS ENTERTAINMENT INC.
          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                        Three months ended
                                                            November 30,
     (unaudited)                                   ---------------------------
     (in thousands of Canadian dollars)                 2009          2008
     -------------------------------------------------------------------------
     Share capital
     Balance, beginning of period                       840,602       848,257
     Issuance of shares under stock option plan           1,402           358
     Shares repurchased                                       -        (8,450)
     Shares issued under dividend reinvestment plan         336             -
     -------------------------------------------------------------------------
     Balance, end of period                             842,340       840,165
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Contributed surplus
     Balance, beginning of period                        17,303        17,304
     Stock-based compensation                               899           949
     Settlement of long-term incentive plan              (3,473)       (5,138)
     Exercise of stock options                             (335)            -
     -------------------------------------------------------------------------
     Balance, end of period                              14,394        13,115
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Retained earnings
     Balance, beginning of period                        20,380       131,594
     Net income for the period                           73,908        40,633
     Dividends                                          (12,017)      (11,939)
     Share repurchase excess                                  -        (6,633)
     -------------------------------------------------------------------------
     Balance, end of period                              82,271       153,655
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Accumulated other comprehensive loss
     Balance, beginning of period                       (24,007)      (20,150)
     Other comprehensive income (loss), net of tax        1,040        (6,431)
     -------------------------------------------------------------------------
     Balance, end of period                             (22,967)      (26,581)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                           CORUS ENTERTAINMENT INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        Three months ended
                                                            November 30,
     (unaudited)                                   ---------------------------
     (in thousands of Canadian dollars)                 2009          2008
     -------------------------------------------------------------------------
     OPERATING ACTIVITIES
     Net income for the period                           73,908        40,633
     Add (deduct) non-cash items:
       Depreciation                                       4,516         4,992
       Amortization of program and film rights           41,726        37,483
       Amortization of film investments                   5,533         3,349
       Future income taxes                              (15,336)        4,723
       Non-controlling interest                           1,178         1,350
       Stock-based compensation                           1,185           581
       Imputed interest                                   1,696         1,789
       Other gains and losses                               (91)          203
     Net change in non-cash working capital
      balances related to operations                    (22,417)      (29,655)
     Payment of program and film rights                 (41,610)      (49,248)
     Net additions to film investments                  (17,961)      (11,485)
     -------------------------------------------------------------------------
     Cash provided by operating activities               32,327         4,715
     -------------------------------------------------------------------------

     INVESTING ACTIVITIES
     Additions to property, plant and equipment          (6,106)       (1,995)
     Business combinations                              (36,000)      (74,950)
     Cash held in escrow                                      -        74,950
     Net cash flows for investments and other assets      1,091          (328)
     Decrease in public benefits associated with
      acquisitions                                         (238)         (408)
     -------------------------------------------------------------------------
     Cash used in investing activities                  (41,253)       (2,731)
     -------------------------------------------------------------------------

     FINANCING ACTIVITIES
     Increase in bank loans                              39,885        30,849
     Issuance of shares under stock option plan           1,067           358
     Shares repurchased                                       -       (15,083)
     Dividends paid                                     (11,674)      (12,017)
     Dividend paid to non-controlling interest           (3,860)       (2,669)
     Other                                               (3,444)            -
     -------------------------------------------------------------------------
     Cash provided by financing activities               21,974         1,438
     -------------------------------------------------------------------------
     Net change in cash and cash equivalents
      during the period                                  13,048         3,422
     Cash and cash equivalents, beginning of period      10,922        19,642
     -------------------------------------------------------------------------
     Cash and cash equivalents, end of period            23,970        23,064
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                           CORUS ENTERTAINMENT INC.
                         BUSINESS SEGMENT INFORMATION

     (unaudited)
     (in thousands of Canadian dollars)

     Three months ended November 30, 2009

                              Radio    Television     Corporate  Consolidated
     -------------------------------------------------------------------------
     Revenues                71,074       151,255             -       222,329
     Direct cost of
      sales, general and
      administrative
      expenses               49,253        84,187         5,664       139,104
     -------------------------------------------------------------------------
     Segment profit          21,821        67,068        (5,664)       83,225
     Depreciation             1,670         1,906           940         4,516
     Interest expense           188         1,175         6,785         8,148
     Disputed regulatory
      fees                   (8,901)       (7,293)            -       (16,194)
     Other expense
      (income), net              91        (1,253)         (622)       (1,784)
     -------------------------------------------------------------------------
     Income before income
      taxes and
      non-controlling
      interest               28,773        72,533       (12,767)       88,539
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Three months ended November 30, 2008

                              Radio    Television     Corporate  Consolidated
     -------------------------------------------------------------------------
     Revenues                75,528       141,257             -       216,785
     Direct cost of sales,
      general and
      administrative
      expenses               53,517        76,987         4,939       135,443
     -------------------------------------------------------------------------
     Segment profit          22,011        64,270        (4,939)       81,342
     Depreciation             1,642         2,341         1,009         4,992
     Interest expense           226         1,043         9,133        10,402
     Disputed regulatory fees   836           854             -         1,690
     Other expense
      (income), net             180         2,319        (1,099)        1,400
     -------------------------------------------------------------------------
     Income before income
      taxes and
      non-controlling
      interest               19,127        57,713       (13,982)       62,858
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Revenues by segment
                                                        Three months ended
                                                            November 30,
     (unaudited)                                   ---------------------------
     (in thousands of Canadian dollars)                 2009          2008
     -------------------------------------------------------------------------
     Radio
     West                                                26,233        31,100
     Ontario                                             24,504        23,888
     Quebec and other                                    20,337        20,540
     -------------------------------------------------------------------------
                                                         71,074        75,528
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Television
     Kids                                                68,499        63,029
     Specialty and Pay                                   82,756        78,228
     -------------------------------------------------------------------------
                                                        151,255       141,257
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Segment profit
                                                        Three months ended
                                                            November 30,
     (unaudited)                                   ---------------------------
     (in thousands of Canadian dollars)                 2009          2008
     -------------------------------------------------------------------------
     Radio
     West                                                 9,701        12,574
     Ontario                                              8,475         7,526
     Quebec and other                                     3,645         1,911
     -------------------------------------------------------------------------
                                                         21,821        22,011
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Television
     Kids                                                33,309        30,944
     Specialty and Pay                                   33,759        33,326
     -------------------------------------------------------------------------
                                                         67,068        64,270
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     %SEDAR: 00013131E          %CIK: 0001100868

     /For further information: John Cassaday, President and Chief Executive
Officer, Corus Entertainment Inc., (416) 642-3770; Tracy Ewing, Vice
President, Communications, Corus Entertainment Inc., (416) 642-3792; Tom
Peddie, Senior Vice President and Chief Financial Officer, Corus Entertainment
Inc., (416) 642-3780/
     (CJR.B. CJR)

CO:  Corus Entertainment Inc.; News - Media

CNW 07:00e 13-JAN-10